130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@AvalonAM.com www.AvalonAdvancedMaterials.com

NEWS RELEASE

February 1, 2021	No. 21-03

Avalon closes $3,000,000 Convertible Security Financing

Toronto, ON - Avalon Advanced Materials Inc. (TSX: AVL and OTCQB: AVLNF) ("Avalon" or the "Company") is pleased to announce that it has closed its $3,000,000 convertible security financing with an entity managed by The Lind Partners ("Lind"), a New York based asset management firm, as described in the Company's news release of January 25, 2021.

With this new funding now in place, Avalon plans to proceed this month with the bulk sampling program on its 100% owned Separation Rapids Lithium Project near Kenora, Ontario. The Company also intends to begin Feasibility Study work for the lithium refinery planned for Thunder Bay, Ontario, to be built in collaboration with Rock Tech Lithium Inc. and potentially other interested partners. Commented Avalon President and CEO, Don Bubar, "With demand for lithium battery materials now growing rapidly in parallel with the electric vehicle market, prices for both lithium carbonate and spodumene mineral concentrates are reportedly rising again in China. Supply shortages are also expected to increase, making it ideal timing to bring a new lithium supply to market."

This news release is not an offer of securities for sale in the United States. The securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "US Securities Act"), and may not be offered or sold in the United States or to US persons (as defined in Regulation S under the US Securities Act) absent registration or an applicable exemption from registration. All currency reported in this release is in Canadian dollars.

About The Lind Partners

The Lind Partners is a New York-based institutional fund manager and leading provider of growth capital to small- and mid-cap companies publicly traded in the US, Australia, Canada and the UK. Lind's core investment strategy is to provide new growth capital via direct investment with initial investments ranging from US$1 to US$30 million plus follow-ons. Lind also invests in syndicated equity offerings and selectively buys on market. Lind has completed more than 100 direct investments totaling over $1 Billion in total value and has been a flexible and supportive capital partner to investee companies since 2011.

About Avalon Advanced Materials Inc.

Avalon Advanced Materials Inc. is a Canadian mineral development company specializing in sustainably-produced materials for clean technology. The Company now has four advanced stage projects, providing investors with exposure to lithium, tin and indium, as well as rare earth elements, tantalum, cesium and zirconium. Avalon is currently focusing on developing its Separation Rapids Lithium Project near Kenora, Ontario while looking at several new project opportunities, including re-activating its 100%-owned Lilypad Cesium-Tantalum Project in northwestern Ontario. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please email Avalon President and CEO, Don Bubar, at ir@AvalonAM.com.

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements related to how the Company plans to use the net proceeds from the financing, that it plans to proceed this month with a bulk sampling program, that it intends to commence feasibility study work for a lithium refinery, that this plant will be built in collaboration with Rock Tech Lithium Inc. and potentially other interested partners and that supply shortages of lithium are expected to increase. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "potential", "scheduled", "anticipates", "continues", "expects" or "does not expect", "is expected", "scheduled", "targeted", "planned", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be" or "will not be" taken, reached or result, "will occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market conditions, and the possibility of cost overruns or unanticipated costs and expenses as well as those risk factors set out in the Company's current Annual Information Form, Management's Discussion and Analysis and other disclosure documents available under the Company's profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company's plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.